UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Approval of Restated Management Incentive Plan and New Incentive Awards

Hamilton, Bermuda, September 27, 2023 – The Board of Directors of Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) has approved an amended and restated management incentive plan (the “Restated Plan”) under which awards may be made to certain members of the Company’s management, and other leading employees, outside directors and consultants of the Company. The Restated Plan is designed to align the interests of eligible participants with those of the Company’s shareholders. The Board of Directors of the Company adopted the Restated Plan to effect changes to the management incentive plan approved by the Board of Directors in August 2022 (the “Plan”) that were intended in part to address feedback received from shareholders of the Company. The Restated Plan will become effective upon its approval by the Company’s shareholders at the Company’s upcoming Annual General Meeting.

The Restated Plan provides that the Joint Nomination and Remuneration Committee of the Board of Directors of the Company (the “Committee”) may make various equity awards to participants, including Time-vested Restricted Stock Units (“TRSUs”) and Performance Restricted Stock Units (“PRSUs”). The Restated Plan is limited to a total of 2,910,053 common shares, representing approximately (1) 5.5% of the Company’s share capital at the time of the Company’s emergence from Chapter 11 of the U.S. Bankruptcy Code as provided for under the Company’s Plan of Reorganization and (2) 3.6% of the Company’s share capital as of the date hereof (in each case, on a fully diluted and fully distributed basis).

On September 25, 2023, the Committee made awards under the Plan including (1) a total of 125,842 TRSUs for management and employees, vesting ratably annually on each of the first and second anniversaries of the grant date, subject to continued employment through such date, and (2) a total of 293,630 PRSUs for management and employees, to vest in a cliff at the end of a performance period ending December 31, 2025, subject to continued employment through such date and achieving certain performance objectives linked to (a) the total shareholder return (TSR) on the Company’s common shares as compared to (i) certain absolute TSR targets and (ii) the TSR of a compensation peer group (60% weighting), and (b) achievement of certain free cash flow metrics (40% weighting). Vested TRSUs and PRSUs will be settled, at the discretion of the Committee, in cash or, subject to effectiveness of the Restated Plan, common shares of Seadrill.

Of the awards made by the Committee on September 25, 2023, the primary insiders of the Company, Simon Johnson (President and Chief Executive Officer), Grant Creed (EVP, Chief Financial Officer), Leif Nelson (EVP, Chief Operations & Technology Officer), Torsten Sauer-Petersen (EVP, Human Resources), Samir Ali (EVP, Chief Commercial Officer) and Todd Strickler (SVP, General Counsel) received a total of 125,842 TRSUs and a total of 293,630 PRSUs, as further described in the table below.

Simon Johnson (President and Chief Executive Officer)	55,518 TRSUs and 129,542 PRSUs

Grant Creed (EVP, Chief Financial Officer)	15,410 TRSUs and 35,958 PRSUs

Leif Nelson (EVP, Chief Operations & Technology Officer)	18,170 TRSUs and 42,396 PRSUs

Torsten Sauer-Petersen (EVP, Human Resources)	12,248 TRSUs and 28,578 PRSUs

Samir Ali (EVP, Chief Commercial Officer)	12,248 TRSUs and 28,578 PRSUs

Todd Strickler (SVP, General Counsel)	12,248 TRSUs and 28,578 PRSUs

This information is subject to disclosure requirements pursuant to article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: September 27, 2023	By:	/s/ Grant Creed Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.